SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North, Suite 600

Birmingham, AL 35203

(205) 987-5577

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,604,827
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,604,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,604,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,604,827
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,604,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,604,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,662,774
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,662,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,662,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,662,774
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,662,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,662,774
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,267,601
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,267,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,267,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 294100102	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,267,601
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,267,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,267,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294100102	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,267,601
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,267,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,267,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,267,601
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,267,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,267,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,267,601
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,267,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,267,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D	Page 11 of 16 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Enzo Biochem, Inc., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 527 Madison Avenue, New York, New York 10022.

Item 2.	IDENTITY AND BACKGROUND

(a), (f)

This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Discovery Fund”), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Discovery Fund GP”), (iii) Harbert Discovery Co-Investment Fund I, LP (the “Discovery Co-Investment Fund” and together with the Discovery Fund, the “Funds”), (iv) Harbert Discovery Co-Investment Fund I GP, LLC (the “Discovery Co-Investment Fund GP” and together with the Discovery Fund GP, the “Fund GPs”), (v) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (vi) Harbert Management Corporation, an Alabama corporation (“HMC”), (vii) Jack Bryant, a United States citizen, (viii) Kenan Lucas, a United States citizen and (ix) Raymond Harbert, a United States citizen (collectively the “Reporting Persons”).

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock reported herein.

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	Kenan Lucas is the managing director and portfolio manager of the Discovery Fund GP and the Discovery Co-Investment Fund GP, which serve as general partner of the Discovery Fund and the Discovery Co-Investment Fund, respectively. Jack Bryant is a Senior Advisor to the Discovery Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Discovery Fund GP and Discovery Co-Investment Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Funds with certain operational and administrative services. The principal business of each of the Funds is purchasing, holding and selling securities for investment purposes.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 294100102	SCHEDULE 13D	Page 12 of 16 Pages

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and were not and are not, as a result of any such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the Common Stock by the Funds came from the working capital of the Funds, over which HFA, HMC, the Fund GPs, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the shares of Common Stock reported in this Schedule 13D, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Common Stock directly owned by the Funds is approximately $8,929,812.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further conversations with members of the Issuer’s management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations may cover a range of issues, including those relating to the Issuer’s business, management, board composition (which may include adding or proposing a candidate or candidates supported by the Reporting Persons to the board of directors of the Issuer (the “Board”)), operations, capital allocation, asset allocation, capitalization, corporate structure, dividend policy, financial condition, mergers and acquisitions strategy (which may include a potential strategic review or sale process involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons or their affiliates may seek to participate and potentially engage in), overall business strategy and plans, executive compensation, organizational documents and corporate governance matters.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the matters set forth above. The Reporting Persons may discuss such matters with other shareholders or other third parties, including industry analysts, investment professionals, investors, potential acquirers, existing or potential strategic partners or competitors, service providers and financing sources. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

CUSIP No. 294100102	SCHEDULE 13D	Page 13 of 16 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, the outcome of any discussions or actions referenced above, overall market, general economic and industry conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock or other Securities without affecting any Reporting Person’s beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 47,241,335 shares of Common Stock outstanding as of March 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2019, filed with the Securities and Exchange Commission on March 11, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

CUSIP No. 294100102	SCHEDULE 13D	Page 14 of 16 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Discovery Co-Investment Fund and Discovery Co-Investment Fund GP are parties to the Harbert Discovery Co-Investment Fund I, LP, First Amended and Restated Agreement of Limited Partnership, dated February 12, 2019 (the “Discovery Co-Investment Fund LPA”). Pursuant to the terms of the Discovery Co-Investment Fund LPA, among other things, Discovery Co-Investment Fund GP is the sole general partner of Discovery Co-Investment Fund with the power to appoint HFA as investment manager of Discovery Co-Investment Fund, and Discovery Co-Investment Fund GP has all powers necessary and appropriate to make, hold and divest of Discovery Co-Investment Fund’s investment in the Common Stock and to otherwise deal in or with and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Discovery Co-Investment Fund’s investment in the Common Stock and take all actions necessary on behalf of Discovery Co-Investment Fund to attempt to create value for the Issuer’s shareholders and is entitled, generally, to a portion of the appreciation in the value of the Common Stock.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 294100102	SCHEDULE 13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2019

Harbert Discovery Fund, LP
By: Harbert Discovery Fund GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP
By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.
By: s/ John McCullough Executive Vice President and General Counsel
Harbert Management Corporation
By: s/ John McCullough Executive Vice President and General Counsel
By: s/ Jack Bryant Jack Bryant

By: s/ Kenan Lucas Kenan Lucas

By: s/ Raymond Harbert Raymond Harbert

CUSIP No. 294100102	SCHEDULE 13D	Page 16 of 16 Pages

Annex A

This Annex sets forth information with respect to each purchase and sale (excluding brokerage commissions) of Common Stock which was effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Harbert Discovery Co-Investment Fund I, LP

Trade Date	Common Stock Purchased (Sold)	Price Per Share ($)

03/19/2019	88,516	2.5999
03/20/2019	37,888	2.6223
03/21/2019	24,894	2.6223
03/22/2019	83,525	2.5712
03/25/2019	64,538	2.5637
03/26/2019	150,000	2.5556
03/27/2019	203,300	2.6878
03/28/2019	13,269	2.6498
03/29/2019	732,000	2.6500
03/29/2019	30,711	2.7407
04/01/2019	102,641	2.7500
04/01/2019	14,612	2.7800
04/02/2019	42,112	2.7477
04/03/2019	35,310	2.8834
04/04/2019	8,859	2.9419
04/08/2019	30,599	3.0842

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 8, 2019

Harbert Discovery Fund, LP
By: Harbert Discovery Fund GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP
By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member

By: s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By: Harbert Management Corporation, its Managing Member
By: s/ John McCullough Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.
By: s/ John McCullough Executive Vice President and General Counsel
Harbert Management Corporation
By: s/ John McCullough Executive Vice President and General Counsel
By: s/ Jack Bryant Jack Bryant

By: s/ Kenan Lucas Kenan Lucas

By: s/ Raymond Harbert Raymond Harbert